UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 30, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Hartford Financial Services Group, Inc.
File No. 1-13958

Talcott Resolution Life Insurance Company, f/k/a Hartford Life Insurance
Company
File No. 1-32293

CF#36427

Hartford Financial Services Group, Inc. and Talcott Resolution Life Insurance Company, f/k/a Hartford Life Insurance Company submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-Ks filed on February 24, 2012.

Based on representations by Hartford Financial Services Group, Inc. and Talcott Resolution Life Insurance Company, f/k/a Hartford Life Insurance Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

The Hartford Financial Services Group, Inc.	10.04	through June 5, 2019
Talcott Resolution Life Insurance Company	10.02	through June 5, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary